Charles J. Bair

+1 858 550 6142

cbair@cooley.com

VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Turning Point Therapeutics, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-230428)

April 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes
Kevin Vaughn

Re:	Turning Point Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 21, 2019
File No. 333-230428

Ladies and Gentlemen:

On behalf of Turning Point Therapeutics, Inc. (the “Company”), we are submitting this letter to supplement our response letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 8, 2019 (the “April 8 Response Letter”), to respond to the questions and comments posed by the Staff on April 9, 2019 during our telephone conference regarding the April 8 Response Letter (the “Telephone Conference”) and the responses contained therein to the comments (the “Comments”) received from the Staff contained in its letter, dated April 4, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company revised the Registration Statement and publicly filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) on April 8, 2019. The Amended Registration Statement reflects the impact of a 1-for-3.85 reverse stock split (the “Reverse Stock Split”) and includes an estimated price range of $16.00 to $18.00 per share. The per share numbers included in the Company’s responses below do not give effect to the Reverse Stock Split. On a pre-Reverse Stock Split basis, the filing range would be equivalent to $4.16 to $4.68 per share. The Company currently anticipates requesting acceleration of the effectiveness of the Amended Registration Statement on or about April [***], 2019 for an April [***], 2019 effectiveness date, and would greatly appreciate the Staff’s consideration of its responses at its earliest convenience.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

April 11, 2019

Page Two

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Registration Statement on Form S-1 filed March 21, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Determination of the Fair Value of Common Stock, page 87

1.	Please address the following regarding your June 2018 valuation and November 2018 stock option grants on page 6 of your March 26, 2019 response letter to our March 13, 2019 comment letter:

•	Tell us the date your valuation as of November 30, 2018 was prepared and received by the Company.

Response: The Company received an independent third-party valuation of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) as of November 30, 2018 (the “November 2018 Valuation”) on February 4, 2019.

•	Tell us how the Company considered this November 2018 valuation in valuing its November option grants for purposes of preparing their 2018 financial statements. If not, tell us why not.

Response: The Company did not consider the November 2018 Valuation in valuing its option grants made in November 2018 for purposes of preparing the Company’s 2018 financial statements because the Company believes that the June 2018 Valuation was an accurate fair value estimate for the option grants made in November 2018, including, specifically, the fact that the independent third-party valuation of the Common Stock as of June 30, 2018 (the “June 2018 Valuation”), accounted for the issuance of the Company’s Series D convertible preferred stock (the “Series D Preferred Stock”), which occurred on October 18, 2018. In addition, the Company’s organizational meeting for its initial public offering of Common Stock pursuant to which the Amended Registration Statement relates (the “Offering”) took place on November 26, 2018 (the “Organizational Meeting”). As a result of the discussions of such meeting, the Company sought the November 2018 Valuation at that time.

•	Tell us whether there were any internal or external developments between November 6, 2018 and November 30, 2018 that warranted a change in fair value of your common stock.

Response: Between November 6, 2018 and November 30, 2018, the following occurred: (i) the Company selected the lead underwriters for the Offering, (ii) the Organizational Meeting occurred on November 26, 2018, and (iii) the Company further selected the entire syndicate of underwriters for the Offering. Because of these activities moving the Company towards the Offering, the Company shifted its valuation model for the November 2018

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U.S. Securities and Exchange Commission

April 11, 2019

Page Three

Valuation from the Option Pricing Model (“OPM”) to a Hybrid Method, with the OPM being weighted at 50% and the Probability-Weighted Expected Return Method (“PWERM”) being weighted at 50%. The Company has noted on page 88 of the prospectus included in the Amended Registration Statement, that the Company began using the Hybrid Method beginning with its November 2018 Valuation.

•

Please more clearly reconcile for us the difference between your estimated grant date fair value for your November 6th to November 27th, 2018 option grants on page 5 of your letter compared to the $3.0432 purchase price for the Series D convertible preferred shares issued in October 2018. Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the November option grants.

Response: The Company’s Board of Directors (the “Board”) determined the estimated fair value of the Common Stock at the time of the November option grants to be $1.33 per share, based on a number of factors, including the June 2018 Valuation, which valuation accounted for the issuance of $80 million of shares of Series D Preferred Stock, which occurred on October 18, 2018.

The June 2018 Valuation utilized the OPM which took into account, among other things, the price paid by investors for the Series D Preferred Stock, which is used as an indication of value and back-solved into the enterprise value of the Company. In addition, the valuation analysis accounted for the following features of the Series D Preferred Stock: (i) a senior liquidation preference equal to an aggregate amount of approximately $80 million; (ii) a senior, non-cumulative dividend preference equal to an aggregate amount of approximately $4 million per year; and (iii) a conversion feature whereby the Series D Preferred Stock is convertible, at the option of the holders and automatically upon certain specified events, into shares of Common Stock. The OPM captures the option-like characteristics of equities in situations where various classes of securities do not share proportionately in the future financial value of the Company due to certain features of the securities. In this case, the OPM looked at 11 different value breakpoints and allocated value for each breakpoint across the various series of preferred stock in accordance with each series’ respective liquidation preferences. In addition, the Company notes the following additional differences between the Company’s preferred stock and the Common Stock:

•

$66.5 million in liquidation preference attributable to the Company’s Series A, B and C preferred stock (in addition to the $80 million in liquidation preference attributable to the Series D Preferred Stock), with the Series B preferred stock also having participation rights in amounts available following satisfaction of the preferred stock liquidation preferences.

•	Anti-dilution protection for the preferred stock in the event of future equity issuances at valuations less than the applicable preferred stock series price per share.

•

Special voting rights of the Series D and other preferred stock relating to material transactions of the Company, including issuance of additional equity, changes in the size of the Board, and corporate reorganizations,

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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April 11, 2019

Page Four

•	Director appointment rights for each series of preferred stock.

•	Contractual information rights and rights of first refusal with respect to future equity offerings by the Company.

The difference between the per share value of the Series D Preferred Stock and the Common Stock represents the features of the Series D Preferred Stock and preferred stock set forth above. However, the report for the June 2018 Valuation and the Board views these features as a whole and does not provide information regarding separate relative discounts for each of these features.

Additionally, since the Common Stock is not publicly traded, a discount for lack of marketability (“DLOM”) was applied to the freely traded/marketable value considering theoretical put option models and a restricted stock study. After applying a DLOM of [***]% to the value of the Common Stock, the estimated fair value of the Common Stock was approximately 44% of the price paid by investors for the Series D Preferred Stock, reflecting the superior features of the Series D Preferred Stock and the Company’s other preferred stock discussed herein. A [***]% DLOM was deemed appropriate by the Company and its independent third party valuation firm.

•

Please tell us the extent to which any of the Series D preferred shares were issued to unrelated third parties at arm’s-length, at what price per share those shares were issued, and the reason for any difference in price between the Series D sold to related parties.

Response: All shares of the Series D Preferred Stock were issued to all parties at the same $3.0432 per share price, including parties who were stockholders of the Company prior to the transaction, as well as new investors (approximately 59% of the shares were purchased by new investors, all of whom were unrelated third parties).

•	Please quantify the results of each your OPM and PWERM methodologies in your November 2018 valuation.

Response: For the November 2018 Valuation, the Hybrid Method resulted in an estimated fair value of the Common Stock of $1.93, which incorporated a 50% weighting of the per share price resulting from the OPM ($[***]) and a 50% weighting of the per share price resulting from the PWERM ($[***]).

•	Clearly explain how your OPM and PWERM methodologies considered and reconciled to the $3.0432 price received for your Series D preferred stock.

Response: Please refer to the responses above for how the OPM for the June 2018 Valuation and the OPM used in the November 2018 Valuation considered and reconciled to the price paid by investors for the Series D Preferred Stock, which was consistent across both such valuations. The June 2018 Valuation did not rely on the PWERM. Please refer to the responses below for how the PWERM used in the November 2018 Valuation considered the price paid by investors in Series D Preferred Stock.

•

You disclose at the top of page F-19 that “The aggregate intrinsic values of options outstanding, vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock of $1.93 per share as of December 31, 2018.” However, according to your response, this price was not used to value any of the option grants during 2018. Please reconcile this apparent inconsistency.

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U.S. Securities and Exchange Commission

April 11, 2019

Page Five

Response: The fair value of the Common Stock of $1.93 per share was based on the fair value of the Common Stock as determined in the November 2018 Valuation, as no significant internal or external events occurred between the valuation date and December 31, 2018. Although the Offering was in process, mere intent to file a registration statement and exit via an initial public offering (“IPO”) does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk, or other Company specific events like an unfavorable data readout for repotrectinib (TPX-0005) prior to this Offering, a setback in the development of small molecule, targeted oncology therapies at the Company or at other companies in the field, or other development setbacks could materially impact the viability and timing of this Offering or the Company’s aspirations to continue pursuing one. Furthermore, the underwriters of the Offering had not yet provided pricing indications. As a result, the Company deemed there were no significant internal or external events that occurred between the November 2018 Valuation date and December 31, 2018.

The Company is required to disclose the fair value as of the reporting date of December 31, 2018. The valuation from the November 2018 Valuation was considered the fair value of the Common Stock as of period end primarily due to the timeline considered in the Organizational Meeting, which contemplated an initial submission of the draft Registration Statement with the U.S. Securities and Exchange Commission on December 20, 2018 and a pricing/effectiveness in April 2019. As of December 31, 2018, the estimated date of such submission was shifted to mid-January 2019 and the estimated timeline to the completion of this Offering was delayed to May 2019 as a best estimate. In fact, the initial submission was made on February 14, 2019. As the initial submission of the draft Registration Statement had been deferred and there were no other known changes in indicators of valuation subsequent to the November 2018 Valuation (e.g., no further financings or material developments in the clinical studies), the estimation of fair value as of period end was considered consistent with the November 2018 Valuation. As there were no options grants subsequent to the date of the November 2018 Valuation, the $1.93 per share was not used to value additional options grants in 2018.

•

Tell us how you computed the weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2018 of $0.94 you disclose in the second paragraph on page F-19 and the $1.25 in the table on page F-18.

Response: The table that follows shows the inputs used to calculate the weighted-average grant-date fair value of $0.94 disclosed on page F-19 of the Registration Statement, the weighted-average exercise price of $1.25 disclosed on page F-18 of the Registration Statement, and the weighted-average market price of such grants.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

April 11, 2019

Page Six

Grant Date	Options Granted	Option Grant Exercise Price	Common Stock Market Price on Option Grant Date	Fair Value on Option Grant Date
03/09/2018	197,500	$0.83	$1.02	$0.75
04/03/2018	203,807	0.83	1.09	0.82
06/06/2018	1,158,716	0.83	1.26	0.98
06/18/2018	45,000	0.83	1.30	1.01
06/21/2018	200,000	0.83	1.31	1.02
06/25/2018	100,000	0.83	1.32	1.03
11/06/2018	9,571,500	1.33	1.33	0.94
11/14/2018	30,000	1.33	1.33	0.94
11/27/2018	248,505	1.33	1.33	0.94

Total Shares Granted	11,755,028

Weighted Average		$1.25	$1.31	$0.94

The $0.94 is the weighted average fair value of all options granted during the year and the $1.25 is the weighted average exercise price of all options granted during the year. The difference between these two values is due to the ratable straight line increase in fair value that was applied to options granted from January 1, 2018 to June 30, 2018, as further evidenced by the increase in the Common Stock market price illustrated in the table above. The Company used a straight line approach because there were no individual events or milestones for change in valuation between those dates beyond continuation of the trials. Stock options granted from January 1, 2018 to June 30, 2018 were all granted with an exercise price of $0.83 per share. Therefore, the weighted average exercise price will be calculated reasonably lower with the first half of the year grants at that lower exercise price.

2.	Please address the following regarding your November 2018 valuation and February 2019 stock option grants on page 6 of your March 26, 2019 response letter to our March 13, 2019 comment letter:

•

Please tell us the quantitative and any qualitative reasons your estimated grant date fair value for your February 2019 option grants on page 5 of your letter is so significantly different from the $3.0432 purchase price for the Series D convertible preferred shares.

•

Please clearly reconcile for us the difference between your estimated grant date fair value for your February 2019 option grants on page 5 of your letter compared to the $3.0432 purchase price for the Series D convertible preferred shares issued in October 2018.

Response: In the November 2018 Valuation, the PWERM portion of the estimated fair value considered an IPO scenario and a stay-private scenario, and the OPM was used in the stay-private scenario. In the stay-private scenario, the price paid by investors for the Series D Preferred Stock was used as an indication of value and back-solved into the enterprise value of the Company, similar to the method used for the June 2018 Valuation and taking into account the significant differences in preferences, rights and privileges between the Company’s preferred stock, including the Series D Preferred Stock, and the Common Stock, as discussed above. However, the IPO scenario considered the market

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

April 11, 2019

Page Seven

value of invested capital of recent IPO transactions and market data, and the Series D Preferred Stock price was not considered as it was not viewed as an appropriate indicator of value in the IPO scenario. The concluded per-share value of the IPO price, based on the estimated exit value and total diluted shares, was then discounted to arrive at the marketable value as of the date of the valuation.

After applying a DLOM of [***]% to the value of the Common Stock for the stay private scenario and [***]% for the IPO scenario, the estimated fair value of the Common Stock was approximately 63% of the price paid by investors for the Series D Preferred Stock, reflecting the superior features of the Series D Preferred Stock and preferred stock discussed previously, and an increase from the June 2018 Valuation due to the inclusion of and 50% weighting attributable to the PWERM portion of the November 2018 Valuation which focused on the IPO scenario.

Using the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock, Common Stock and options to purchase Common Stock. The Company deemed it appropriate to include a 50% weighting for the PWERM methodology because, at the time of the valuation, the Company had just completed the Organizational Meeting, at which it was discussed that the Company expected to consummate this Offering between [***] and [***], 2019, assuming a mid-December 2018 initial submission, which gave the Company some visibility into the probability and timing of potential future outcomes. However, as discussed above, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk, or other Company specific events like an unfavorable data readout for repotrectinib (TPX-0005) prior to this Offering, a setback in the development of small molecule, targeted oncology therapies at the Company or at other companies in the field, or other development setbacks could materially impact the viability and timing of this Offering or the Company’s aspirations to continue pursuing one. Furthermore, the underwriters of the Offering had not yet provided pricing indications. The Company did not adjust the valuation for the February 2019 option grants because prior to such time, the Company had not yet begun testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, and the Company did not receive any feedback from investors until the end of February and early March. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the PWERM methodology was weighted at 50%, and captured the value created in an expected/potential IPO scenario, while the non-IPO (stay-private) scenario is captured in the OPM methodology (weighted at 50%).

•	Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the November option grants.

Response: Please refer to the discussion in the response to the first comment above for how the various rights and preferences of the Series D Preferred Stock were considered for the options granted in November.

•

Please provide us with a clear explanation that bridges the gap between the values you assigned to each your November and February option grants compared to your Preliminary Price Range. Tell us why you believe the inherent discount reflected in that comparison is appropriate.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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Page Eight

Response: The Company believes that the difference in value reflected between the estimated fair values of its Common Stock using the June 2018 Valuation and the November 2018 Valuation and the Preliminary Price Range (as defined in the Company’s letter dated March 26, 2019) is the result of the following key factors1, among others:

•

The Company made additional progress in, and received favorable additional clinical data from, its ongoing Phase 1/2 clinical trial for its lead drug candidate, repotrectinib. More specifically, the October 2018 cut-off data reviewed by the Company in March 2019 reflected an increase in objective response rate for TKI-naïve ROS1 patients from 80% to 90%, and increases in objective response rate, partial response rate (at the recommended Phase 2 dose), and intracranial objective response rate for TKI-pretreated ROS1 patients from 22% to 28%, 33% to 44%, and 25% to 50%, respectively. These results represented not only confirmation of past results, but meaningful positive progress for repotrectinib, and a significant milestone for the Company.

•

The Company made additional progress in its planned Offering, including holding testing the waters meetings throughout March 2019 with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, and the filing of the Registration Statement with the Commission on March 21, 2019.

•

The Company was notified on March 29, 2019 that the Company’s submitted abstract to present safety and preliminary clinical activity of Repotrectinib in patients with advanced ROS1 fusion-positive non-small cell lung cancer (TRIDENT-1 study) had been accepted for an oral presentation at the 2019 annual meeting of the American Society of Clinical Oncology (“ASCO”). Acceptance for an oral presentation at the ASCO annual meeting is limited to a very select group of companies, and is particularly rare where the subject matter of the abstract includes data that has been previously presented publicly, as is the case with the Company’s abstract.

•

The Preliminary Price Range assumes a successful Offering in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Offering, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the November 2018 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if the Offering were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the Offering. Additionally, the Preliminary Price Range reflects that, upon a successful Offering, the shares of the Company’s convertible preferred stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the Common Stock prior to the Offering.

[1]	Portions of this information were included in the Company’s March 26, 2019 response letter, and are included here for convenience.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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April 11, 2019

Page Nine

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters for the Offering, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the Offering would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned Offering within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in November 2018 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards the Offering.

In addition, as of January 31, 2019, the Company had approximately $[***] in cash and cash and cash equivalents (unaudited). Therefore, at the time of the February 2019 option grants, the Company believed it had enough cash and cash equivalents on hand to continue funding its current operations and advance its clinical studies without consummating the Offering and receiving the net proceeds therefrom. Therefore, a probability of 50% under the PWERM scenario remained appropriate.

•

You indicate that you made additional progress in, and received favorable additional clinical data from, your ongoing Phase 1/2 clinical trial for your lead drug candidate, repotrectinib, on page 7 of your letter. Please provide the following:

•	Tell us the date this additional favorable data was received.

•

Identify any other specific significant event(s) in your history that you believe are a factor in the significant increase between your November 2018 valuation and your Preliminary Price Range. Cross reference your response with related disclosure of these events in your filing.

Response: The Company’s Phase 1/2 clinical trial of repotrectinib is an open-label study and the Company first reviewed the data as of the October 2018 cutoff date in March 2019. Please see the response above regarding other key factors that warrant a difference in the value of our Common Stock in the November 2018 Valuation and the Preliminary Price Range.

Information regarding the progress of the Company’s Phase 1/2 clinical trial of repotrectinib appears throughout the Amended Registration Statement, predominantly in the “Business” section of the Amended Registration Statement. This disclosure includes significant discussion of the status of the clinical trial, the progress of the clinical trial and future plans regarding the clinical trial. Progress regarding the Offering is inherent in the process, including the initial filing of the Registration Statement followed by the filing of

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Page Ten

Amended Registration Statement, including the complete preliminary prospectus, and, therefore, the Company has not included specific disclosure regarding this factor in the Amended Registration Statement. The fact that the outstanding shares of the Company’s convertible preferred stock will convert into Common Stock in connection with the Offering and will no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock appears throughout the Amended Registration Statement, including in the “Description of Capital Stock” section on page 176 of the Amended Registration Statement. The fact that the Offering will strengthen the Company’s balance sheet is disclosed throughout the Amended Registration Statement, as well, including in the “pro forma as adjusted” balance sheet data included in the Summary Financial Data on page 11 of the Amended Registration Statement.

Retrospective Reassessment – November 2018 Stock Option Grants

While the Company believes that the grant date fair values for the November 2018 stock option grants discussed above are reasonable, based on feedback provided by the Staff on the Telephone Conference, the Company has determined to retrospectively reassess the grant date fair value of the November 2018 stock option grants to take into account the proximity of such grants to the Organizational Meeting and further take into account the probability as of November 2018 of completing a successful IPO in 2019. For purposes of this reassessment, the Company reviewed the November 2018 valuation and adjusted the weighting of the IPO and stay-private scenarios from 50% each to 75% for the IPO scenario (PWERM methodology discussed above) and 25% for the stay-private scenario (OPM methodology). Using this approach, the Company retrospectively determined that the fair value of the Common Stock used to value the November 2018 stock option grants was $[***] per share. As a result, the additional stock-based compensation expense for the year ended December 31, 2018 would have been approximately $[***], and at December 31, 2018, the Company would have had approximately $[***] million of total unrecognized employee stock-based compensation expense, related to the November 2018 stock option grants, an increase of approximately $[***] million, that will be recognized as expense over a weighted-average period of [***] years.

Given the Company’s discussions with the Staff, the Company believes that using a Common Stock price of $[***] per share to value the stock option grants represents an acceptable consideration of the Staff’s concerns with the Company’s estimate of the fair value of common stock used in November 2018, and notes the following:

•

A 75% weighting on an IPO scenario would generally be consistent with the assertion that an IPO is “probable” under the definitions in ASC 450-20. The use of the consideration “probable” acknowledges that risk still exists in consummating the IPO, which is an essential point to the Company.

•

The methodology used in computing $[***] incorporates a market multiple based upon recent IPO transactions at the time of the valuation of a peer group of companies in similar stages of their life cycle.

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April 11, 2019

Page Eleven

The Company respectfully advises the Staff that, in consultation with its independent auditors, it has analyzed the impact of a retrospective fair value reassessment solely for accounting purposes of the options to purchase an aggregate of 9,850,005 shares of the Company’s stock granted on November 6, 2018, November 14, 2018 and November 27, 2018 (collectively, the “November 2018 Options”) on the Company’s 2018 operating results as described in greater detail below. The Company has concluded that the changes resulting from the reassessed fair values for the November 2018 Options are not material to the Company’s financial statements taken as a whole for year ended December 31, 2018 contained in the Amended Registration Statement.

Background Information

As described above, the November 2018 Options were originally granted with an exercise price of $1.33. The Company is now proposing to retrospectively reassess the fair value of the Common Stock used to value those options solely for accounting purposes to be $[***], which would have resulted in an adjustment of approximately $[***] in additional stock-based compensation expense during year ended 2018.

Accounting Considerations

In evaluating whether the Company’s financial statements taken as whole are fairly presented in all material respects in conformity with generally accepted accounting principles in the United States of America, the Company followed the guidance as contained in the Commission Staff Accounting Bulletin: No. 99 – Materiality (“SAB-99”).

Initially, SAB-99 provides that the use of greater than 5% as a numerical threshold may be the basis for a preliminary assumption, without considering all relevant facts and circumstances, that an adjustment to a particular item of the financial statements is likely to be considered material. However, materiality cannot be reduced to a numerical formula and this quantitative measurement is only the beginning of any materiality analysis. In addition, a full analysis of all other relevant considerations must be undertaken.

SAB-99 references the Financial Accounting Standard Board’s “Statement of Financial Accounting Concepts No. 2”, which provides the following essence of the concept of materiality:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

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April 11, 2019

Page Twelve

The following table summarizes the analysis of the impact of the November 2018 Options fair value reassessment on the Company’s operating results for the year ended December 31, 2018:

	As Filed 2018	Incremental Stock-based Compensation Expense			As Adjusted 2018			% Change
Operating expenses:
Research and development	$21,062	$	[***]		$	[***]		[***]
General and administrative	4,578		[***]			[***]		[***]

Total operating expenses	25,640		[***]			[***]		[***]

Loss from operations	(25,640)		([***]	)		([***]	)	[***]
Interest income	856					856		0.0
Income taxes	(1)					(1)		0.0

Net loss and comprehensive loss	$(24,785)	$	([***]	)	$	([***]	)	[***]

Net loss per share, basic and diluted	$(1.90)	$	([***]	)	$	([***]	)	[***]

Weighted-average common shares outstanding, basic and diluted	13,046		[***]			[***]		0.0

Total stockholders’ (deficit)	$(48,406)	$	([***]	)	$	([***]	)	[***]

Total stockholders’ equity (Proforma Basis)	$97,510	$	([***]	)	$	[***]		[***]

The Company believes the impact of the additional stock-based compensation expense for the year ended December 31, 2018 is not material, as there was only a [***]% impact with respect to loss from operations, a [***]% impact with respect to net loss and comprehensive loss, and a [***]% and [(***)]% impact to stockholders’ deficit and stockholders’ equity (pro forma basis), respectively. In addition, the Company respectfully submits to the Staff that multiple qualitative facts also support that the changes resulting from the retrospectively reassessed fair values of the November 2018 Options are not material, including the following:

•

The reassessment does not hide a failure to meet expectations for the Company. The Company’s current and prospective investors, as well as management, evaluate the Company based on its product development activities.

•

Stock-based compensation expense is a non-cash item, and is commonly excluded from investors’ financial analyses. This is especially true for a clinical stage biopharmaceutical company that to date has not yet generated any revenue.

•	The reassessment does not mask a change in operating losses or other trends. The reassessment also does not change a loss into income.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Thirteen

•	The reassessment will not be quantitatively material to the Company’s 2018 operating results based on the Company’s net loss and comprehensive loss of approximately $24.8 million.

•	As stated previously, stock-based compensation expense is a non-cash item, and thus the reassessment has no impact on cash flows from operations.

•	The reassessment does not affect the Company’s compliance with any regulatory requirements or loan covenants.

•	The reassessment does not have the effect of increasing management’s compensation.

•	The reassessment is not intentional, nor the result of management’s attempt to manage earnings/losses.

•	Stock-based compensation expense includes the use of estimates and is not an item “capable of precise measurement” in a private company setting.

•	The reassessment does not relate to sensitive matters.

•	The reassessment does not affect the overall accuracy of the financial statements.

The Company also considered the additional qualitative facts included in SAB-99 and believes that none of those facts, which are set forth below, are applicable to the Company:

•	The misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•	The misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	The misstatement involves concealment of an unlawful transaction.

Conclusion

Based on the analysis detailed above, the Company respectfully submits to the Staff that the changes resulting from the retrospectively reassessed fair values of the November 2018 Options are not material to the Company’s financial statements for the year ended December 31, 2018. The Company believes that inclusion of the financial impact of the November 2018 Option reassessment would not change the judgment or investment decision of any reasonable investor or potential investor. Therefore, the Company, in consultation with its independent auditors, concluded that the additional stock-based compensation expense of $[***] is not material to the December 31, 2018 financial statements. Additionally, the Company does not currently anticipate the impact of recording the adjustment in the three months ended March 31, 2019 will have a material impact to the year ended December 31, 2019 based upon current forecasts and expectations of increased losses as the Company continues to advance its clinical studies.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Fourteen

Reassessment – February 2019 Stock Option Grants

Similar to the November 2018 stock option grants, while the Company believes that the grant date fair values for the February 2019 stock option grants discussed above are reasonable, based on feedback provided by the Staff on the Telephone Conference, the Company respectfully informs the Staff that it intends to reassess the value of the Common Stock used to value the February 2019 stock option grants to be $[***] per share, the mid-point of the Preliminary Price Range, which takes into account the proximity to the anticipated pricing of the IPO and the Preliminary Price Range. The Company believes this reassessment is conservative and reasonable.

Related Proposed Registration Statement Disclosure

The Company advises the Staff that it expects to include disclosure regarding the reassessment of the fair value of its common stock and the associated determination of stock-based compensation expense relating to the November 2018 Options in a pre-effective amendment to the Registration Statement.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Karen E. Anderson of Cooley LLP at (858) 550-6088 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair
Cooley LLP

cc:	Tonya K. Aldave, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Athena Countouriotis, M.D., Turning Point Therapeutics, Inc.

Karen E. Anderson, Cooley LLP

Asa M. Henin, Cooley LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com